Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 or 650-823-5255 Niamh Lyons Ph: 353-1-663-3602

ELAN ANNOUNCES FILING OF ANNUAL REPORT FOR YEAR ENDED
DECEMBER 31, 2008

DUBLIN, Ireland--(BUSINESS WIRE)--March 30, 2009 --Elan Corporation, plc (NYSE: ELN) today announced the publication and filing of its Annual Report for the fiscal year ended December 31, 2008. The Annual Report along with Elan's Form 20-F for the year ended December 31, 2008 (as filed with the Securities and Exchange Commission on February 27, 2009) are available on Elan's website at www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F and the Annual Report for the year ended December 31, 2008. A copy of the Annual Report is being submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations.

1.	Company Announcements Office,

Irish Stock Exchange,

28 Anglesea Street,

Dublin 2,

Ireland

2.	Document Viewing Facility,

Financial Services Authority,

25 The North Colonnade,

Canary Wharf,

London E14 5HS

United Kingdom

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Source: Elan Corporation, plc

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